ANNUAL INFORMATION FORM

FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008

PREPARED AS OF MAY 20, 2008

ITEM 1	TABLE OF CONTENTS

ITEM 2	PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements are discussed herein and include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) are the audited consolidated financial statements and Management Discussion and Analysis for Rockwell Diamonds Inc. (the “Company” or “Rockwell”) for the nine months ended February 29, 2008 and fiscal year ended May 31, 2007 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using Canadian dollars.

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Rockwell, copies of which are available on request from the offices of Rockwell or on the SEDAR web site (www.sedar.com).

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

In this AIF the following defined terms have the meanings set forth below:

Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.

BEE

Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDP at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDP;

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Rockwell Diamonds Inc., including its subsidiaries, unless the context requires otherwise.

DME	The Government of South Africa acting through its Department of Minerals and Energy and its successors;

JSE	JSE Limited or Johannesburg Stock Exchange, one of the three stock exchanges on which the Common Shares are listed.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Cu – copper

OTCBB	Over-the-Counter Bulletin Board, where the Company’s stock trades in the United States.

Porphyry	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

SAMREC	South African Mineral Resource Code

SARB	The Exchange Control Department of the South African Reserve Bank;

South Africa	The Republic of South Africa;

TSX	The Toronto Stock Exchange, one of the three stock exchanges on which the Common Shares are listed.

ZAR	South African Rand, the currency of South Africa.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining and Metallurgy and updated in 2005. There are two broad categories dependent on whether the economic viability has been established: these are namely “mineral resources” (economic viability not established) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources.

“Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures.

“Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a production plan.

ITEM 3	CORPORATE STRUCTURE

Rockwell was incorporated under the Company Act (British Columbia) (the predecessor legislation to the Business Corporations Act (British Columbia)) on November 10, 1988 under the name "Annabel Gold Mines Inc."

The Company changed its name to "Carissa Mining Corporation" on January 24, 1994. On October 26, 1995, the company changed its name to "Rockwell Ventures Inc.", consolidated its share capital on the basis of five shares to one and subsequently increased its authorized share capital to 200,000,000 Common Shares without par value.

On December 29, 2004, Rockwell increased its authorized share capital to consist of an unlimited number of Common Shares without par value.

At the Company's Annual and Extraordinary General Meeting held on November 28, 2005, the Company's shareholders approved the creation of a class of preferred shares and the consolidation of the Company's Common Shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

The Company changed its name from "Rockwell Ventures Inc" on May 16, 2007 to "Rockwell Diamonds Inc."

Rockwell is based in British Columbia, Canada. As at May 20, 2008, Rockwell had the following subsidiaries:

a)

Minera Ricardo Resources Inc. S.A. (“Ricardo”), an exploration-stage company organized pursuant to the laws of Chile, of which the Company owns a direct 99.9% partnership interest; Rockwell holds its interest in the Ricardo Property in Chile through Minera Ricardo Resources Inc. S.A.

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Minera Ricardo Resources Inc. S.A.

c)	N9C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which Rockwell owns a direct 100% interest

d)	N10C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which N9C owns a direct 100% interest

e)	Rockwell Resources RSA (Pty) Ltd, a wholly owned subsidiary incorporated under the laws of South Africa of which N10C owns a direct 100% interest

f)

Durnpike Investments (Pty) Ltd (“Durnpike”) a wholly owned subsidiary incorporated under the laws of South Africa of which Rockwell Resources RSA owns a direct 100% interest. Durnpike holds a 51% interest in both HC Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd.

g)

HC Van Wyk Diamonds Ltd (“HCVW”) is a subsidiary incorporated under the laws of South Africa of which Durnpike owns a direct 51% interest and Rockwell Diamond Inc. owns an additional 34% since March 2008 increasing the Company ownership to 85% of the Van Wyk Diamond Group (“VWDG”) assets HC Van Wyk Diamonds Ltd is a diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, as well as mining on the Wouterspan and Makoenskloof property.

h)

Klipdam Mining Company Ltd. is a subsidiary incorporated under the laws of South Africa of which Durnpike owns a direct 51% interest and Rockwell Diamond Inc. owns an additional 34% since March 2008 increasing the Company ownership to 85% of the Van Wyk Diamond Group assets. Klipdam Mining Company Ltd is a diamond producer that conducts diamond exploration and mining on the Klipdam property.

i)	Virgilia Investments Inc. a wholly owned subsidiary incorporated under the laws of the British Virgin Islands of which Rockwell owns a direct 100% interest.

j)

Galputs Minerale (Pty) Ltd. a wholly owned subsidiary incorporated under the laws of South Africa of which Virgilia Investments Inc. owns a direct 100% interest. Galputs Minerale holds mining rights to the Galputs Project.

k)

Saxendrift Mine (Pty) Ltd. a wholly owned subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA (Pty) Ltd., in April 2008, acquired a 100% interest. Saxendrift Mine (Pty) Ltd. Saxendrift Mine (Pty) Ltd. is a diamond producer that conducts diamond exploration and mining on the Saxendrift and Niewejaarskraal properties and holds mining rights to the Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot properties.

Immediately after the completion of the Durnpike Acquisition, the organization structure of Rockwell changed to:

The head office of Rockwell is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The South African head office of the Company is located at Level 0, Wilds View, Isle of Haughton, Cnr. Carse O’Gowrie and Boundary Road, Houghton Estate, Johannesburg 2198, telephone 27 (11) 481-7250, facsimile 27 (11) 481-7247.

In this Annual Information Form, the terms “Company” or “Rockwell” refer to Rockwell Diamonds Inc. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Annual Information Form.

ITEM 4	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are expressed in Canadian dollars. The financial statements are available for review on the SEDAR website located at www.sedar.com.

Overview of Operations

The principal events in the development of Rockwell's business are:

(i)

In June 2006, Rockwell entered into an agreement to acquire (the "Durnpike Acquisition") all of the shares and loans in Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors"), for consideration paid in the common shares of Rockwell ("Common Shares"). Durnpike held an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of the Congo. These were:

	º	Holpan/Klipdam Property in South Africa ("RSA or "South Africa")
	º	Wouterspan Property in South Africa
	º	Galputs Mineral Project in South Africa.
	º	Kwango River Project in the Democratic Republic of the Congo ("DRC")

On January 31, 2007, all the conditions precedent to implementation of the Durnpike Acquisition were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

(ii)

In conjunction with the Durnpike Acquisition, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

	º	In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property.

(iii)

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The acquisition was completed subsequent to year end on April 11, 2008.

(iv)

During fiscal 2008, the Company received 51% of the revenues from production and sales of alluvial diamonds on the Holpan/Klipdam and Wouterspan properties and from sale of diamonds recovered from bulk sampling on the Makoenskloof property.

(v)

The final conditions of the Durnpike Acquisition were completed in March 2008. As of March 2008, the Company has received 74% of the revenue from the operating properties acquired under the Durnpike Acquisition.

(vi)	During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million ($3.4 million). Subsequent to the nine months ending February 29, 2008, the BEE group is in the process of increasing its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. The BEE company is African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd

Mining in the Republic of South Africa

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Rockwell's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to Rockwell's activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Rockwell's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements or in the imposition of additional local or foreign parties as joint venture partners with existing or other interests.

Government Regulation

The exploration and mining activities of Rockwell are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Rockwell's activities are currently carried out in accordance with all applicable rules and regulations, to the best of its knowledge and belief no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Rockwell's business, results of operation and financial condition.

In October 2006, the Government of South Africa released the Mineral and Petroleum Resources Royalty Bill 2006 (the "Royalty Bill") and the Diamond Export Levy Bill 2006 (the "Export Levy Bill"). The

Royalty Bill proposes, among other things, that companies extracting diamonds pay a royalty of 5% from the sales of those metals, payable on gross revenue. The Export Levy Bill contemplates an additional 5% levy on any rough diamonds that are cleared for export under the South African Diamonds Act, based on the value of such diamonds established or assessed under that Act. If enacted, the Royalty Bill and the Export Levy Bill may reduce the viability of diamond projects undertaken by the Company in South Africa. The Bills are presently under discussion and comment.

The mining industry in South Africa, where the Company's projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of legislation and regulatory controls uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill as well as legislation dealing with beneficiation. Rockwell cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African government has initiated certain government empowerment initiatives (See discussion in Risk Factors).

Mining in the Democratic Republic of the Congo

The renewed interest by the international mining industry in the DRC has been as a result of the 2003 implementation of the new DRC Mining Code, which was drafted in consultation with the World Bank.

The Mining Code provides the prospecting permit holder with broad access to explore its properties under a transparent and efficient permit process. In the case of diamond exploration, the new Mining Code gives the prospecting permit holder exclusive rights for a period of four years, renewable for two additional two-year periods. Upon development of an economically viable deposit, the holder can apply for a mining permit.

The Congo Mining Code states that an Exploitation License is ‘a real property, exclusive, conveyable and transferable right which can be leased, in accordance with the provisions of the present Code, the surface rights therefore form an integral part of the mining rights. The Code identifies that any applicant for an Exploitation License must submit an environmental impact study (EIS) together with an environmental management plan for the project (EMPP), and obtain the approval for the EIS and EMPP, as well as implement the EMPP.

The Exploitation License entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral(s) for which the license has been granted. In addition, it entitles the license holder, without restriction, to:

  enter the Exploitation License area to conduct mining operations;

  build the installations and infrastructures required for mining exploitation;

  use the water and wood within the Exploitation License perimeter for the requirements of the mining, complying with the requirements set forth in the EIS and the EMPP;

  use, transport and freely sell his products originating from within the exploitation perimeter;

  proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the deposit within the exploitation perimeter; and

  proceed to carry out works to extend the mine.

As long as a perimeter is covered by an Exploitation License, no other application for a mining or quarry right for all or part of the same perimeter can be processed. However, an applicant to whom the holder of the exploitation license has refused to provide his consent to open a quarry within the perimeter may submit an application for quarry exploitation license over part of the perimeter which is the subject of the exploitation license but which is not being used for the mining operations. Failing that, the application is processed and is the subject of an administrative litigation process in which the holder and the applicant participate if the latter submits, together with his application, evidence that the holder has refused to give his consent and is acting in bad faith. The mining regulations set forth the basic and substantive rules for this administrative litigation process.

Significant Acquisitions – Middle Orange River Operations

On March 6, 2007, the Company and Trans Hex entered into a conditional agreement whereby Rockwell RSA would acquire two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, located along the southern bank of the Middle Orange River and which are collectively referred to as the MORO. Pursuant to the terms of the Transaction, Trans Hex transferred all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift Mine (Pty) Ltd.”) which Rockwell acquired via Rockwell RSA.

Rockwell has paid Trans Hex approximately ZAR100.4 million in cash and interest, and assume liabilities for previous staff retrenchments of approximately ZAR4.7 million for a total consideration of approximately ZAR105.1 million (CDN$15.4 million). Trans Hex has effectively provided an amount to Rockwell of ZAR7.8 million in environmental guarantees for previous mining and prospecting liabilities which have been assumed by Rockwell as part of its plan to re-process and rehabilitate material from previously mined areas and tailings sites on the Saxendrift property, and to mine and rehabilitate remaining areas of undisturbed in-situ alluvial deposits.

The acquisition was completed subsequent to nine months ended February 29, 2008 on April 11, 2008. Registration of transfer to Saxendrift Mine (Pty) Ltd. of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained.  Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed.  Both companies are confident that these rights will be awarded pending which the funds of R26.8 million allocated for their purchase will continue to be retained in an interest-bearing Trust account.  Once the DME has issued the necessary cession and renewal documents, these rights will also be transferred to Rockwell RSA via Saxendrift Mine (Pty) Ltd. and the funds in Trust released to Trans Hex.

ITEM 5	DESCRIPTION OF BUSINESS

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports on each property filed on www.sedar.com.

Properties in South Africa

Figure 1 shows the location of the Holpan/Klipdam, Wouterspan, Makoenskloof and Saxendrift/Niewejaarskraal (part of the Middle Orange River Operations) properties located in the Republic of South Africa ("RSA" or "South Africa").

Figure 1. Location of the Holpan/Klipdam, Wouterspan, Makoenskloof and Saxendrift/Niewejaarskraal Properties

The Holpan/Klipdam Property

Location, Access and Infrastructure

The Holpan/Klipdam property is located 45 km from Kimberley in the Northern Cape Province of central South Africa. Holpan and Klipdam are adjacent properties that are accounted for separately because VWDG mined at Holpan and Klipdam was mined by Klipdam Mining Co.

The property has ready access to all required infrastructure. Operations are located next to an irrigation canal, so have year-round water supply with necessary pumping stations and water supply pipelines in place. The property is situated on a tarred road and is 45 km from Kimberley, a modern town of 200,000 inhabitants with comprehensive mining support services, spares and supplies. Kimberley has a regional airport and air service that links to all major cities in South Africa. The property is connected to the national electricity grid and the necessary transformers and supply lines are in place. In fiscal 2008, the Company placed orders for generators to be commissioned end of May 2008.

Property Description and Ownership

The Holpan/Klipdam property consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares. Details are provided in Table 1.

Table 1: Summary of Holpan-Klipdam landholdings

Company	Property Name	Area (ha)	Permit No.	Renewal Date
HCVW	Remaining extent of farm Holpan 161, Barkley West	2 370.0518	ML 1/2002	09-11-2014
Klipdam	Remaining extent of the farm Klipdam 157, West	1 466.0095	MP 86/2002	06-06-2004*

* An application (No. B/2004/06/07/001) for renewal has been submitted on June 10, 2004 to the Department of Minerals and Energy. The application for conversion was granted on 11 October 2006. The execution of the right is dependent on Klipdam resubmitting BEE document as per an undertaking made by Klipdam to the DME. This undertaking was complied with by Klipdam which will allow the notarial execution to proceed. Klipdam is currently waiting for the notarial execution to proceed.

Exploration History

Holpan and Klipdam have been the focus of intermittent mining since the early 1900’s and have consistently been known for yielding large diamonds. In historic records George Beet (1931) discusses the ‘Broderick’ diamond – a perfect Cape white, weighing 412.5 carats.

From 1994 to 2005 at Holpan-Klipdam, extensive mining of Rooikoppie and primary gravels took place, as well as drilling and bulk testing. A high efficiency 200 tonnes per hour (tph) Dense Media Separation (DMS) plant with X-ray Flowsort recovery and grease table final recovery apparatus began operation in August 2005 and has done most of the processing since that time. Forty-one units of Volvo and Komatsu equipment currently moves 159,000 cubic meters (m3) of gravel and overburden on a monthly basis.

Due to the significant burial depth of the Primary gravels at Holpan-Klipdam, the thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. A total of 3,243 boreholes with a combined depth of 14,486 m were drilled on the Holpan-Klipdam property between 1994 and 2005. Drill holes extended to bedrock in the majority of cases. Boreholes were spaced at 50 m intervals along traverses 100 m apart. Chip samples were collected at 1-m intervals and logged on site by a geologist. Procedures were audited in conjunction with the original field logs under the supervision of Rockwell's consultant in November 2005.

In March 2006, RH De Decker, Pr.Sci.Nat., an independent Qualified Person, estimated the inferred mineral resources for Holpan and Klipdam based on operational statistics, drilling and other sampling completed to that time as 12,339,700 m3 grading 1.16 carats per 100 m3, with an average value of US$848/carat. De Decker also suggested that 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource and that this gravel feature, readily identifiable from the prevalent red chert clasts (pebbles) in the regolith, abandoned artisanal workings, and vegetation features discernable from aerial photography, should be evaluated to determine its diamond content. This area is being assessed by exploration work that began in fiscal 2008 and is continuing in fiscal 2009.

Dr Tania R. Marshall, Pr.Sci.Nat., an independent Qualified Person, updated the mineral resource estimates at Holpan/Klipdam in March 2007 based on production between January 2006 and March 2007. Mining at the Holpan and Klipdam properties focused on the Rooikoppie gravels, and a volume of 1,889,308 m3 was mined and processed during the period. The total Holpan and Klipdam mineral resources as of March 31, 2007 were estimated to be 10,450,000 m3 grading 0.95 carats per 100 m3.

Geology

A key factor in the origin of the extensive and rich alluvial diamond deposits found in South Africa and Namibia is the existence of over 1000 diamond bearing kimberlites across southern Africa on the Kaapvaal Craton. Kimberlite emplacement was followed by liberation and entrainment of diamonds and deposition in terraces on the ancient Vaal and Orange Rivers between approximately 4.8 million years ago (Ma) and 4 Ma.

The Holpan-Klipdam deposit comprises an extensive flat-lying alluvial sequence located on the right bank of the modern Vaal River and 6 km inland from a bend in the river known as "the Horseshoe". The sequence extends across an area of approximately 5 km by 2.5 km. Economic concentrations of diamonds within the sequence are found both in the deflational "Rooikoppie" deposit and in well developed, clearly-defined palaeo-channels that were preserved by a highly resistant calcrete cap. The palaeo-channels extend over several km and are up to 500 m wide in places. At Holpan and Klipdam, the bedrock consists of Archaean Ventersdorp lavas, and shale’s and diamictites of the 300 to 250 million year old Dwyka Group of the Karoo Supergroup.

The Rooikoppie unit varies in thickness from a few cm up to about 2 m and has an estimated average thickness in the order of 1 m. Solution cavities up to 3 m deep in the calcretised bedrock form sharp, discontinuous depressions and are filled with the overlying Rooikoppie gravel. Since such cavities, when considered in a hydrodynamic context, have very high diamond trapping potential and are of key economic importance. Given the high incidence of pronounced solution features in the palaeo-land surface underlying the Rooikoppie (as observed in current mine workings at Holpan-Klipdam), this area is considered to be of high interest with regard to its exploration potential.

The primary gravels found in the palaeo-channels typically comprise the lower third of the sedimentary sequence and rest directly on the bedrock. The thickness of the gravel bed varies from about 1 to 6 m and average approximately 3 m thick. The primary gravels comprise a poorly sorted assemblage of large boulders (up to 45 cm in diameter at the base of the unit), cobbles and pebbles set in a sandy matrix that is considered to have been deposited by a large, middle-stage, meandering river system.

High-resolution digital aerial photographs of the Holpan-Klipdam properties clearly show the distribution of mine workings in the area, including the adjacent Leicester kimberlite pipe. Tonal darkening, seen immediately to the west of the Klipdam plant area, corresponds closely to a buried palaeo-channel as defined by exploration drilling, and is interpreted to be its surface expression.

Exploration and Operation

A program of 400 boreholes (6,000 m) is currently underway to delineate the edges of the Klipdam Channel and to identify palaeo-channel remnants on Holpan. Once the information from this program is compiled, a new resource estimate will be reported.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

During the period of April 1, 2007 and February 29, 2008, 1,591,429 m3 were mined at Holpan and Klipdam. The mineral resources at February 29, 2008 as estimated by Rockwell’s in-house qualified person G. Norton, Pr.Sci.Nat., are:

Table 2. Holpan and Klipdam Inferred Mineral Resources

Gravel Resource	Volume (m3 )	Grade (carats per 100 m3 )
Holpan and Klipdam alluvial and Rooikoppie Gravel	8,858,000	0.84

Planned Program for fiscal 2009

The proposed budget is as follows:

Table 3. Holpan and Klipdam Planned Program

Description	Amount ZAR	Amount C$
Drilling and Trenching	3,000,000	400,000

(ZAR:C$ exchange rate of 7.50)

The Wouterspan Property

Location, Access and Infrastructure

The Wouterspan Property is located on the northern bank of the Orange River, about 100 km west of Douglas in the Northern Cape Province, South Africa.

The area has ready access to good infrastructure. Water is available from the Orange River. The property is directly linked to an all-weather gravel road. It is 200 km from the town of Kimberley, where comprehensive back up services for mining, spares and other supplies are available. Staff quarters have been built on site and transport provisions have been made for personnel to work on a two week on, four day off basis. The property is connected to the national electricity grid. In fiscal 2008, the Company placed orders for generators to be commissioned end of May 2008.

Wouterspan is situated on the edge of the Karoo, an arid semi desert that forms part of the high plateau (or highveld) of South Africa. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

The project area comprises a relatively flat raised terrace adjacent to the modern day Orange River. The main relief features include a gentle rise towards the western limit of the permit area, together with a sharp topographic descent of approximately 12 m in the south-east, adjacent to the Orange River, defining the limit of the terrace. Subtle hollows, some of which host minor ephemeral drainages are also seen in the project area.

Property Description and Ownership

The property comprises portions of the Lanyon Vale 376 farm that total 969.4 hectares.

The surface rights of Wouterspan are held by Mr. J.F. Gouws. No servitudes exist with regard to these landholdings. These are described below:

Table 4. Permits for Wouterspan Property

Company	Property Name	Area (ha)	Permit No.	Renewal Date
Farhom Mining and Construction	Portion 16 (a portion of Portion 9) of Lanyon Vale 376	188.7926	MP144/2004	29-04-2006*
Okapi Diamonds	Remainder of Portion 9 (Wouter) of Lanyon Vale 376	779.0389	PP86/2004	21-11-2008
HCVW	Portion 16 (a portion of Portion 9) of Lanyon Vale 376	240.4480	PP36/2007	07-09-2009
HCVW	Remainder of Portion 9 (Wouter) of Lanyon Vale 376 Portion 14 (Stofdraai) of Lanyon Vale 376	1369.9544 1640.6412	PP45/2005	21-11-2007*

*The Farhom renewal has been lodged and accepted
*The HCVW renewal has been lodged and accepted, renewal is awaited

Exploration History

The first diamond discovered in South Africa was about 75 km upstream of Wouterspan on the Middle Orange River ("MOR"), and led to the rapid proliferation of small-scale artisanal mining activities. Early mining concentrated on the surface deflation deposits, known as Rooikoppie gravels. Rooikoppie gravels were mined extensively between Douglas and Prieska from 1926 to 1936 and again during 1943 to 1945.

The MOR had not seen much prospecting and mining activity since that time because large areas are covered by a very hard layer of calcrete, 0.5 m – 3 m thick, which limits access to the underlying gravel horizons; and the gravels contain a high percentage of banded ironstone clasts, which makes the treatment and concentration of the gravels technically difficult when using the traditional pan plant processes.

More recently, the mining problem of the MOR was solved by the use of blasting and heavy earthmoving equipment to rip and remove the hard calcrete-silcrete layer. This new technology has resulted in the area being effectively explored and mined for the first time.

A number of companies have been active in the area. The MOR alluvial deposits have regularly yielded exceptional large diamonds such as a 211 carat stone recovered from a terrace on a high level terrace upstream from Wouterspan and was reportedly sold for ZAR 28 million; a 181 carat stone recovered from Terrace B on Saxendrift; a 205 carat stone recovered by Trans Hex from Saxendrift and a 175 carat stone from Trans Hex’s MOR mine.

In 2005, drilling indicated that the size of the gravel deposits at Wouterspan could be at least 30 million tonnes with a targeted recoverable diamond grade abased on bulk sampling in the order of 0.4 - 0.5 carats per 100 m3.

Between March 2005 and January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie from 11 localities at Wouterspan property were tested during trial mining operations by VWDG. Bulk sampling locations were selected according to the most well-developed gravel assemblages both laterally and vertically as identified by drilling and a series of box-cuts were excavated. This work indicated that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. Approximately 4,481,000 m3 of Rooikoppie Gravel and 43,259,000 m3 of Primary Gravel were defined as a result of this work.

Additional drilling was done in 2006. An independent resource estimate was done as at March 31, 2007. The estimate was updated as of October 31, 2007 (see Estimates of mineralization below).

Geology

Large areas of the terrace are covered by diamond bearing surface deposits known as Rooikoppie gravels, often separated from the underlying primary gravel by a hard layer of calcrete The basal gravels, termed "Primary Gravels", are well exposed in the workings and shale’s and tillites of the Dwyka Group, together with lava are common substrates of the gravels. The bedrock displays gully and pothole features creating high diamond trapping potential. At Wouterspan, the gravels occur 20 - 30 m above the Orange River and appear to have been deposited in a braided river system. Suspended gravel deposits found between the Rooikoppie and Primary gravels have also been shown to contain diamonds.

The majority of the alluvial diamonds found in gravel deposits along the MOR are found in two distinct gravel horizons: an upper deflation deposit called the Rooikoppie gravel and the basal Primary gravels.

The Rooikoppie unit varies in thickness from a few cm up to about 2 m and has an average thickness of about 1 m. The deposit typically rests on sand, gravel or in places a hard, semi-continuous layer of calcrete and silcrete. Solution cavities up to 2 m deep in the calcretised material form sharp, discontinuous depressions that are filled with the overlying Rooikoppie gravel.

The Primary gravel deposits comprise the lower half to one third of the sedimentary sequence and rest directly on the bedrock. These Primary gravels comprise a poorly sorted assemblage of large boulders (up to 45 cm in diameter at the base of the unit), cobbles and pebbles set in a sandy matrix that is considered to have been deposited by a large, high-energy braided system that would be readily capable of transporting diamonds. The total sequence varies from about 8 m to 18 m in thickness.

The Wouterspan alluvial deposits represent typical remnant river terraces comprising gravel sequences formed, in large part, through reworking of glacial outwash deposits and appear to have a common or similar origin as seasonal flood deposits. The secondary or younger gravels represent re-working of earlier deposits by late stage erosion and re-deposition as sheetwash flood gravels in low level terraces often associated with river damming situations and splays.

The surface deflation Rooikoppie deposits comprise a diamond-bearing lag deposit created by erosion, winnowing and removal of light components, and enrichment of heavy components including diamonds.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

The mineral resources based on work to October 31, 2007 were estimated by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. Depletion from mining since that time was estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., who is a qualified person but not independent of the Company. The estimated mineral resources as of February 29, 2008 are tabulated below:

Table 5a. Wouterspan Indicated Mineral Resources

Area	Volume (m3 )	Grade (carats per 100 m3 )
Rooikoppie	737,000	0.71
Fluvial-alluvial	4,528,000	0.71
TOTAL	5,265,000	0.71

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 5b. Wouterspan Inferred Mineral Resources

Area	Volume (m3 )	Grade (carats per 100 m3 )
Rooikoppie	5,911,000	0.71
Fluvial-alluvial	31,863,000	0.71
TOTAL	37,774,000	0.71

Planned Program for fiscal 2009

Some 20,000 m of additional drilling was planned for fiscal 2008. A second phase 15,000 m program is currently underway, with the budget shown in the table below. Once the information from this program is completed, a new resource estimate will be done.

Table 6. Wouterspan Planned Program

Description	Amount ZAR	Amount C$
Drilling	1,000,000	159,235

Makoenskloof Project

Property Agreement

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a sub-contracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007, HCVW entered into an agreement to purchase ZAR21.3 million in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR1.5 million in during the year and is committed to pay the remaining consideration in the following manner:

  ZAR3 million shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after the date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

  During August 2007, an amount of ZAR10.6 million was paid to settle the outstanding balances owing on certain equipment that was purchased. The remaining balance payable of ZAR$2.3 million shall be paid in monthly payments of ZAR500,000. The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa. The final payment will occur at the end of July 2008.

Location and Access

The Makoenskloof alluvial diamond project is located on the north bank of the MOR, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. The property is accessible by road from Douglas.

Property Description

The Makoenskloof Project is a Portion 22 of Reads Drift 74 farm, located in the Herbert District of the Northern Cape Province of the Republic of South Africa. The Makoenskloof farm is 1,808.08 hectares in size.

Geology

The Makoenskloof deposit comprises an extensive flat lying alluvial sequence located on a terrace developed on the right bank of the present Orange River. The bedrock is well exposed in the workings and shale and tillite of the Karoo age Dwyka Group are common. Also visible in outcrop are limestone and siltstone (flagstone) of the Griqualand West Group (Transvaal Supergroup). The bedrock characteristically displays an irregular erosional surface with gully and pothole features creating high diamond trapping potential. At Makoenskloof, the gravel terrace occurs approximately 20 to 40 m above the Orange River and appears to have been deposited in a braided river environment. These terraces may be classified as Lower to Intermediate deposits, presumably of Plio-Pleistocene age.

Only small isolated outcrops of Rooikoppie gravels are known from the property. These deposits have not yet been investigated and will be described at a later date.

The fluvial-alluvial gravels on Makoenskloof comprise a sequence of (basal) gravels 2-4 m thick overlain by generally less than 5 m of variably calcreted sands and silts and covered by a thin layer of soil and scree. The cobble sized clasts within the gravels consist mostly of lava and quartzite, with minor limestone, chert, tillite, agate and banded iron formation (“BIF”). The matrix is sandy to gritty. As is usual with these types of deposits the degree of calcretisation decreases downwards, from hard pan or laminar calcrete at the surface to loosely cemented gravels at depth.

The gravels are, generally, not well sorted, massive to horizontally - bedded and more matrix - supported. The larger clasts are, generally, in the 300 - 500 mm range. They are typical of braid bars that migrate through sections of river channels in response to variable water speed.

Numerous sand-silt lenses (0.5 –1.5 m thick) are also present, indicative of relatively low energy environments such as are found on bar tails. However, incised into the sequence are scour channels filled with clast supported, large cobble to boulder units. These are locally referred to as high speed channels that reflect deposition in a much higher energy environment. It is, typically, from these higher energy environments, especially where incised into the bedrock that the larger diamonds are recovered.

It is important to note that, in contrast with the deposits further down the Orange River the gravel on Makoenskloof has minimal BIF, which means that the processing and metallurgy is less complicated and overall mining costs are lower, thereby compensating for potentially low grades.

Recent Exploration

Plant and infrastructure were upgraded and commissioning of the recovery plant began in July. Bulk sampling was conducted during fiscal 2008, and recovered stones were included in tender sales in October and November 2007 and January 2008. No further work is planned.

The Galputs Minerale Project

Location and Access

The Galputs property is located on the Koa River in Namaqualand, in the Northern Cape Province, South Africa.

Galputs Pan, located on an extensive plain with little topographic relief, is one of a series of deflation pans located along the palaeo-Koa River that actively flowed for about 5 million years. Access to the project site is possible via a number of well-maintained gravel roads. The roads are adequate for large vehicle use and link to both Springbok and Upington which have regular daily air-links to major centres in South Africa. The nearest large town is Springbok, about 110 km west of Galputs. Aggenys, 45 km north of Galputs, is connected to the town of Springbok in the west by an excellent tarred road and with Upington to the north-east by an equally good paved road. A well–maintained paved landing strip suitable for small to mid-sized aircraft is located at Aggenys.

The Namaqualand region is extremely arid with annual rainfall averaging only 125 mm, occurring mainly in the summer months from November to February.

Property Description

The property is comprised of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified.

A mining license (ML 1/2003) was issued to Galputs Minerale (Pty) Limited on January 8 2003 and is valid until January 7 2018. This mining license was granted in respect of a property comprising 791,183 hectares. The mining license constitutes an Old Order Mining Right and must be converted to a New Order Right by 2009. A valid Environmental Management Program (EMPR) is in place for the prospecting and mining operations. A surface use agreement is also in place with the landowner of the property.

In terms of diamond mining operations the South African government receives a 5% state royalty from diamond revenues, while South African company tax is 29%. A 5% royalty is paid to the farmer after deduction of the State royalty.

The Galputs Project is indirectly owned by Virgilia Investments Inc ("Virgilia"), a British Virgin Islands corporation.  Virgilia's wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private SA company, holds mining rights to the Galputs Project.  Rockwell will acquire, for nominal consideration and subject to DME approval, all of the outstanding shares of Virgilia from Marla Trust.

History

Exploration and prospecting work has been conducted intermittently at Galputs since 1936, with systematic prospecting only commencing in 1960. Between 1936 and 1986, a total of 4,110 carats were recovered. No previous data are available to reliably determine the in situ grade of the gravels at the Galputs Project. Mining at Bosluis Pan, a nearby site in the Koa Valley, on gravel deposits similar to that of Galputs, has indicated an average grade of about 3 carats per hundred tons, with reports of exceptionally rich areas reaching grades of 70 carats per hundred tons.

Production by Galputs Minerale commenced in March 2002 and processing increased in August 2002, resulting in an estimated mining rate of about 14,000 tonnes of gravel and 42,000 tonnes of waste overburden per month. Mining was hampered by a hard layer of silcrete overlying the gravel and excessive groundwater found in certain areas. The largest stone recovered during prospecting in 2002 was 17.5 carats, the average stone size for the period June to August 2002 was 0.98 carats with the average selling price from March 2002 of US$388 per carat.

Exploration by Galputs Minerale comprised a drilling program along lines 500 m apart over selected areas and construction of simple 3D models for these areas. Galputs Minerale also undertook prospecting by means of excavation and processing of gravels to recover diamonds so that estimates could be made of in-situ grades. Prospecting work was undertaken in the Central or Main Pan, the Northern Pan and the Neck area, Gravels remaining in areas previously mined were also delineated, excavated and mined, and tailings material which still contained a high proportion of clasts was also retreated. Final diamond recovery was by concentration in a Plietz jig at different size fractions (typically 1.5 mm, 4-8 mm, 8-16 mm, and +16 mm), after which the different concentrates were hand sorted.

Results of the bulk sampling work indicate a consistent distribution of diamonds across the pan and show that the gravel sequences produce consistently high value gem diamonds. Results produced by Galputs Minerale are compatible with previous prospecting results obtained at Galputs by other operators.

A total of 139 percussion boreholes were drilled along lines 500 m apart and with hole spacing 20 m apart over a localized portion of the deposit; 67 holes of these holes intersected gravel in the Northern Pan and Neck Area, and the Main Pan, and Southern Pan. The work was done by Mine Track Solutions and indicated that the gravel deposit was relatively intact and prospective in the Northern Pan and the neck Area between the Northern and Main Pans. Computer modeling of the drill results was carried out to make an initial estimate of volumes and tonnages.

Based on a drilling program and computer modeling by Van Breda (2004), a number of observations with respect to the diamondiferous gravels at the Galputs Project may been made. The reader is advised that the following observations are based on historic data alone and do not constitute a mineral resource under the terms of Canadian National Instrument 43-101.

(i)	Northern Pan and Neck Area – potential gravel resource is 510,000 tonnes.
(ii)

Main and South Pans – potential gravel resource of 82,800 tonnes for the Main Pan, with further gravels covered by silcretes which could yield diamonds as well. No drilling was done on the South Pan, though excavations from previous prospecting indicate the presence of gravel horizons.

(iii)	Tailings Heaps - There are large tailings heaps that are known to contain diamonds.

Based on estimates of Cooke (2002a) and selective drilling and resource delineation undertaken by Mine Track Solutions on behalf of Durnpike, it is reasonable to assume there is a gravel volume of between 700,000 and 2.1 million tonnes. Note that this does not constitute a mineral resource under the terms of Canadian National Instrument 43-101.

Geology

The Koa River and region around Galputs was probably occupied by the Orange River during Miocene times (5 Ma). It is now generally accepted that the diamonds found in both the coastal marine deposits and fluvial gravels of Namaqualand have been derived from the kimberlite pipes occurring in the hinterland of southern Africa. The hinterland is underlain by rocks of the ancient Kaapvaal Craton and from which as much as 500 – 1,500 m of erosion has taken place since the intrusion of kimberlites in the late Cretaceous (120 – 85 Ma). The considerable quantity of diamonds released would have been transported through the Koa Valley with possible deposition of some stones in favourable hydrological traps eroded into the bedrock.

The geology of the region comprises granite gneiss rocks of the Gladkop Metamorphic Suite. These are Proterozoic basement sequences of the Bushmanland Metamorphic Complex which yield ages of about 1,300 million years. Locally, as in the Koa River Valley, ancient drainages are found with sequences of diamondiferous gravel deposits. Diamonds found in the Koa Valley were deposited during the transport of vast amounts of material eroded from kimberlite pipes and fissures situated in the hinterland, to the Atlantic coast during the Tertiary (65 to 2 Ma). Regionally the cover deposits are extensive wind blown sequences of Quaternary age.

Diamonds are found in the alluvial gravel successions that have been exposed in a series of large pans, which are represented by large flat depressions typically about 1 to 2 km in length, and 200 to 500 m in width located along the palaeo-Koa River drainage. The gravel deposits are located on the granite gneiss basement and comprise a thin horizon varying in thickness from a few centimeters to about 1 meter in places. The gravel layer is overlain by coarse silty sandstones, which in places is lithified to a hard silcrete and sand.

The rock assemblages comprising the gravels are mainly quartz and quartzite pebbles with minor amounts of banded ironstone, epidote and jasper. Abundant garnet and ilmenite are present in heavy mineral concentrate. Cobbles and boulders are dominantly granitic in composition and are frequently highly weathered.

The Galputs Pan comprises three interleading pan-shaped features: the Northern Pan and Neck Area, the Main or Central Pan and the Southern Pan.

Diamond mineralization in the Galputs deposit is primarily confined to the extensive basal gravel sequence that occurs immediately above the granite-gneiss basement that underlies the Galputs Pan. Silcretes which overlie the well developed gravel horizon at Galputs also contain clasts and gravel fragments in places and it is possible that they could be diamond bearing.

Planned Program

In 2006, a program was proposed to systematically test the Galputs deposit by trial mining at an initial scale of about 25,000 tonnes per month with the ability to rapidly expand this to about 50,000 tonnes per month. No work was done in 2007 and 2008 and no work is planned in 2009.

The Middle Orange River Operations – South Africa

Agreement

See Significant Acquisitions – Middle Orange River Operations under Item 4 above.

Property Location and Access

The properties are located adjacent to the Wouterspan Property on the Middle Orange River.

Property Description

The mineral rights holding of the properties acquired by Rockwell on successful completion of the MORO transaction are indicated in Table 8. Note that the cessation of the Niewejaarskraal mining right and renewal of the Remhoogte prospecting right is underway and final transfer will occur once these are received.

Table 8. Middle Orange River Operations Mineral Rights

	FARM NAME	PORTION	SIZE (HA)	STATUS
Saxendrift Operations	Saxendrift 20	Ptn Of Rem
	Saxendrift 21	Remainder	1368.294	Transferred
	Saxendrift 21	Ptn Of Ptn 1
	Saxendrift 20	Ptn Of Rem	359.000
Niewejaarskraal Operations	Niewejaarskraal 40	Ptn Of Ptn 6
	Niewejaarskraal 40	Ptn Of Ptn 4	1766.390	Pending
	Niewejaarskraal 40	Ptn Of Ptn 2
	Viegulands Put 39	Ptn Of Rem	324.105	Transferred
	Viegulands Put 39	Ptn Of Rem
	Niewejaarskraal 40	Ptn Of Ptn 6	995.200
Kwartelspan Project	Kransfontein 19	Ptn 1	903.650	Transferred
	Kwartelspan 25	Remainder
Remhoogte-Holsloot Project	Remhoogte 152	Ptn Of Ptn 1	2798.511	Pending
	Holsloot 47	Ptn Of Ptn 3	1049.590
Zwemkuil-Mooidraai Project	Zwemkuil 37	Ptn Of Rem	2488.124	Transferred
	Mooidraai 36	Ptn Of Rem	2901.000

Ptn - portion; Rem - remainder

Project History

The MORO comprise two open pit alluvial diamond mines currently on care and maintenance, namely Saxendrift Mine and Niewejaarskraal Mine, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot.

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

The Saxendrift Mine comprises three mining areas: Brakfontein (not included in the disposal to Rockwell), Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per carat price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, Dense Media Separation and Flow-sort X-ray recovery.

Trans Hex began its development of the Niewejaarskraal Mine with a bulk-sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MOR operations, Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling.

In 2006, in anticipation of the disposal of the projects, Trans Hex mandated Venmyn to undertake a techno economic valuation of the MORO and present their findings in the form of a SAMREC compliant Competent Persons Report, highlighting the status of the mining, prospecting and surface rights held over the projects and indicating that several of the old order rights would lapse if no application was made for conversion to new order rights before May 2006. These applications were duly submitted by Trans Hex to the relevant government departments.

Since the date of issue of the report in April 2006, only limited mining production has taken place at Niewejaarskraal and Saxendrift Mines. In January 2007, Saxendrift Mine was placed on care and maintenance and shortly thereafter Niewejaarskraal Mine followed suit. Venmyn updated the resource estimate in 2007 for Rockwell.

Estimates of Mineralization

The mineral resources at March 2007 as estimated by G.D. Stacey, B.Sc.Eng and C.A. Telfer, Pr.Sci.Nat., of Venmyn Rand (Pty) Ltd. Ms Telfer is an independent qualified person as defined by National Instrument 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Table 9a. Middle Orange River Operations Indicated Mineral Resources

PROJECT	AREA	VOLUME (m³)	GRADE (carats/100 m³)
Saxendrift	Saxendrift Terrace A	1,824,000	0.83
	Saxendrift Terrace B	422,000	1.15
	Stockpiles	385,539	0.46
Total/Average Saxendrift Indicated		2,631,539	0.82
Niewejaarskraal	Niewejaarskraal	4,164,745	0.80
	Viegulandsput	1,802,822	1.16
Total/Average Niewejaarskraal Indicated		5,967,567	0.91
TOTAL INDICATED		8,599,106	0.88

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 9b. Middle Orange River Operations Inferred Mineral Resources

PROJECT	AREA	VOLUME (m³)	GRADE (carats/100 m³)
Saxendrift	Saxendrift Terrace A	5,723,000	0.48
	Saxendrift Terrace B	1,821,000	0.68
	Stockpiles	263,000	0.29
Total/Average Saxendrift Inferred		7,807,000	0.52
Niewejaarskraal	Niewejaarskraal	1,696,000	0.48
	Viegulandsput	1,465,000	0.47
	Nieweskraal TB2	4,919,000	0.90
Total /Average Niewejaarskraal Inferred		8,080,000	0.73
Zwemkuil-Mooidraai	N/A	1,640,000	0.95
Remhoogte-Holsloot	N/A	11,503,000	1.15
Kwartelspan	N/A	1,385,000	1.50
Total/Average of Exploration Projects Inferred		14,528,000	1.16
TOTAL INFERRED		30,415,000	0.88

Studies by THO indicated densities or specific gravities at the Saxendrift operations: 2.2 for Basal gravels, and 1.90 for Middlings gravels. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 is be used to convert cubic meters to tonnes. The total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

Properties in the Democratic Republic of the Congo

The Kwango River Project

Location and Access

The property is located on the Kwango River in the Bandundu Province of southeastern Democratic Republic of the Congo ("DRC") (Figure 2).

Figure 2 Location of Kwango River Property

Roads in the DRC are passable for the purposes of moving heavy equipment associated with project startup. The country's aging railway infrastructure provides important connections domestically as well as with the Angolan port of Luanda and with southern Africa. Daily flights are available between Kinshasa and Tembo.

Cell phone signals can be picked up from Mawangu, the village 5 km from the Midamines campsite on top of the plateau. At present, satellite technology represents the only viable option for the communication of voice and data outside the project area.

The project area is also accessible via Angola, through the town of Malange, about 250 km south-southwest from Tembo. Luanda lies a further 400 km to the west and could be used as port of disembarkation for the equipment.

The country's regional climate is tropical to sub-tropical. While annual average rainfall is in the order of 1,300 mm in the south, it is nevertheless possible to work in the river for most of the year, which

Midamines have reportedly done in the nineties. The Kwango River is navigable by light vessel for the full length of the Kwango Project area. During the dry season the river level drops considerably and water flow ceases altogether, leading to the exposure of sandbars.

Property Description

The Kwango River Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces.

The Kwango River Project in the DRC comprises approximately 109 square km within Exploitation Permit Number 331 ("PPE331") held by Midamines SPRL ("Midamines"), a company incorporated, and operating, in the DRC. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley Process.

History

Subsequent to the discovery of the rich West Kasai diamond fields in the DRC in 1907, other diamond bearing deposits were noted in south-west DRC along the Kwango (also spelled Cuango) River and extensive exploration work was undertaken in the region during the 1950's. Reports state that "the results of washing gravels about 25km south of the Tembo Falls brought immediate results of 81 diamonds weighing 9.42 carats". Following good results in Angola, prospecting by the company Forminiere took place in the recent fluvial deposits between the Franz-Jozef and Tembo Falls. The conclusion from that work was that the primary origin of the Kwango diamonds lies upstream of the Cuango-Quissema confluence. In 1961, another investigation of the region between Tembo and Franz-Jozef Falls confirmed the earlier work of 1959: the presence of potholes and gullies with locally important concentrations of diamonds. The difference between the Angolan and DRC diamonds are in their size: in DRC the average is between 10 and 20 stones per carat and in Angola between 1 and 10 stones per carat.

Due to the vast number of diamonds and easy mining conditions encountered in the West Kasai deposits, emphasis on exploitation of diamonds in the DRC has remained focused on this area, with areas such as those noted along the Kwango River having been subjected only to artisanal mining.

Since the implementation of political changes in the DRC, the new Minerals Act of 2003, and the implementation of the Kimberley Process to which the DRC is a signatory, diamond production has grown steadily.

Midamines has been active in the Kwango River since the mid nineties. This appears to have been the first mining operations to have been undertaken in the Kwango Valley from the DRC. The results of their earlier work are not known. No activity is recorded from the Angolan side of the river in this part of the Kwango River, despite the good results achieved further upstream at Luzamba and Luremo.

The river deposits are currently being mined using small dredges, and the river bank and terraces are being mined by small scale excavations. The Government Valuator in Kinshasa has valued parcels of diamonds from recent small scale mining on the property in the range of US$85 to US$110 per carat. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples.

Midamines has not maintained precise production records and no other reports are available to give an indication of the size of the diamond resource along the Kwango River. However since the commencement of the project the author is aware that Midamines produced a parcel of diamonds in the order of 2,700 carats in September 2005 which attracted average sales prices of US$115 to $125 when marketed in Antwerp.

Approximately 84% of the diamonds produced by Midamines are gem diamonds and only about 6% classify as industrials and rejects. Of the gem population, a significant 34% classify as sawables, and 60% classify as makables. Typically, diamonds recovered from the Kwango River comprise a well sorted population of stones, with an average size of approximately 0.25 carats per stone.

Geology

The project area lies in the broad valley cut by the Kwango River into the Cretaceous Kwango Formation conglomerates, sandstones and siltstones. These rocks are the equivalent of the diamondiferous Calonda Formation in Angola. The Calonda Formation is considered to be a prime source of the secondary diamond deposits that are mined in recent drainage systems, for example, diamonds being mined at Luzamba and elsewhere along the Cuango and Lui Rivers in Angola, which both lead into the Kwango River to the north.

The Kwango Formation is generally covered by younger Quaternary age sediments of the barren Kalahari Formation. The sequence forms low rolling hills that terminate in a plateau that lies about 150 m above the river.

The bedrock is granitic gneiss, displaying potholes and gullies exhibiting extremely high diamond trapping potential. Extensive indurated, closely-packed diamondiferous gravel was observed in these potholes and gullies. The gravel lies below 5 to 10 m of overburden that consists of well-sorted buff to reddish-brown sand, interfingered with silty to clayey sand.

Extensive raised terrace deposits are found adjacent to the modern river system, formed in an earlier geological period when the base level of the river valley was at a higher elevation. The significance of the terrace deposits are that they may be indurated Kwango Formation and therefore present a different metallurgical challenge for their exploitation.

It is apparent that the basal gravel units should be targeted as a potential source of alluvial diamonds. Funnelling of the stream flow prevents the deposition of fine sediments. Under suitable conditions and resistant lithologies, the higher flow rates generated would create potholes, gullies and other irregularities in the bedrock that would act as trapsites for diamonds. Because of their high specific gravity and small size, the diamonds would quickly settle to the bottom and be covered (and consequently protected) by cobbles, pebbles and boulders. This process would continually add diamonds to the same trapsites, thereby enriching the grade of the basal deposits.

Planned Program

A preliminary budget scenario has been compiled for the Kwango River project based on the observations of manufacturing companies including ‘Marine and Mineral Projects' (Pty) Limited and ADP Projects (Pty) Limited, of Cape Town, South Africa, both with extensive experience of operating conditions in Angola and the DRC. The scenario is very preliminary in nature and is intended as a guide for initial financial planning. No members of personnel from either of the above companies have visited the project area or examined the project data and no exclusive planning or feasibility study has been undertaken.

A provisional budget for the initial exploration work and bulk sampling program is:

Table 10. Planned Program

Description	Amount
C$
Desk top geological studies, resource delineation, 3D modeling, field vehicles, site	200,000
surveys
Establishment of operational infrastructure	100,000
Purchase of rotary pan plant and X-ray flowsort final recovery unit	1,300,000
Purchase of Earth moving equipment	2,700,000
Logistics, road construction and site infrastructure	2,200,000
Fuel	1,400,000
Total	7,900,000

In late 2006 and early 2007, Rockwell has been advancing the logistical activities for its planned exploration and bulk sampling initiative with Midamines. Rockwell has established a working base in Kinshasa and conducted geophysical and other investigations on site.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes this view and remains committed to the Midamines Agreement.  Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company will obtain formal legal advice from counsel and evaluate its available remedies. Although the outcome is not currently determinable the project is not a material operation of the Company. During the third quarter of 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331).

Ricardo Property, Chile

Rockwell also holds a 100% interest in the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. Although exploration on the Ricardo Property to date has not identified a deposit containing economic mineralization, Rockwell's management remains optimistic that given its location, the Ricardo Property represents a property that warrants further exploration or the possibility of a farm-out to another party prepared to fund its exploration.

Rockwell is looking for new partners to advance exploration at the Ricardo Property.

RISK FACTORS

This annual report contains forward-looking statements which relate to future events or Rockwell's future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", or "potential" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled "Risk Factors", that may cause Rockwell's or the mining industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Rockwell's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual report. Except as required by applicable law, including the securities laws of the United States, Rockwell does not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in Rockwell's common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating Rockwell and its business before purchasing shares of Rockwell's common stock. Rockwell's business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Rockwell. Additional risks not presently known to Rockwell may also impair its business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated With Mining

There is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. Until Rockwell is able to establish a mineral reserve, there can be no assurance that production from these properties will continue for any period of time and if production fails, Rockwell's business may ultimately fail.

Although Rockwell now owns and operates properties with a history of sporadic to regular diamond production, these properties have never been subject to a formal reserve estimation through scientific exploration techniques. Accordingly, there is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any "reserve," any funds that Rockwell spends on exploration will be lost.

Even if Rockwell discovers a mineral reserve, there can be no assurance that the related property will be developed.

Even if Rockwell eventually discovers a mineral reserve on one or more of its properties, there can be no assurance that it will be able to develop the properties into producing mines. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond Rockwell's control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if Rockwell discovers a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If Rockwell cannot exploit any mineral resource that it might discover on our properties, its business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Rockwell will be able to obtain or maintain any of the permits required for the continued exploration of its mineral properties or for the construction and operation of a mine on its properties at economically viable costs. If Rockwell cannot accomplish these objectives, our business could fail.

Rockwell believes that it is in compliance with all material laws and regulations that currently apply to its activities but there can be no assurance that it can continue to do so. Current laws and regulations could be amended and the Company might not be able to comply with them, as amended. Further, there can be no assurance that Rockwell will be able to obtain or maintain all permits necessary for our future operations, or that it will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, Rockwell may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

In addition, environmental hazards unknown to Rockwell which have been caused by previous or existing owners or operators of the properties may exist on the properties in which Rockwell holds an interest. Even if Rockwell relinquishes its licenses, it will still remain responsible for any required reclamation and rehabilitation of the properties.

Mineral exploration and development are subject to extraordinary operating risks. Rockwell does not currently insure against these risks. In the event of a cave-in or similar occurrence, Rockwell's liability may exceed its resources, which would have an adverse impact on Rockwell.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Rockwell's operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure against or which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Rockwell does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Rockwell.

The prediction of grade can be more challenging for the type of deposit which the Company is exploiting.

In the case of alluvial diamond deposits, the prediction of grade can be challenging due to the inherent geological nature of such deposits. The alluvial diamonds are laid down by rivers flowing over uneven terrain and the diamonds vary in terms of size and quality. Individual diamonds are not evenly or uniformly distributed through out an alluvial deposit; neither are they randomly distributed. Rather, their distribution has been described as a random distribution of clusters of points. The clusters are both randomly distributed in space, and the point density of the cluster is also random. In order to determine grade under such circumstances it is necessary to process large volumes of material (bulk testing) in order to be sure that grade calculations are representative and accurate. Moreover, in the case of such deposits, drilling is only of use in the determination of gravel distribution and not diamond content, since the volume of material recovered is insufficiently representative of grade. Notwithstanding the above caution, bulk testing is a straightforward technique that is currently being applied across all of Rockwell's South African operations. Furthermore, size frequency distribution curves can be used to accurately predict the relative abundance of diamonds in terms of stone size, thus mitigating risk.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Rockwell expects to derive revenues from the extraction and sale of diamonds and, possibly, from the extraction and sale of base metals such as copper. The prices of those commodities have fluctuated widely in recent years, and are affected by numerous factors beyond Rockwell's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base metals, and, therefore, the economic viability of any of Rockwell's projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that Rockwell will continue to be successful in acquiring mineral claims. If Rockwell cannot continue to acquire properties to explore for mineral resources, it may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. Rockwell competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them. However, the mining business operates in a worldwide market, and prices for minerals are derived from relatively pure market forces. Accordingly, competition to sell any metals or concentrates produced should not be an issue if metals prices warrant production

Rockwell competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect Rockwell's ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Rockwell will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related to Rockwell

In January 2007, the Company completed all the conditions under the Definitive Agreement to acquire Durnpike. Commencing January 31, 2007 (“Date of Acquisition”), the results of operations from the acquisition of the Company’s rights and/or interest in the following properties have been included in the consolidated statement of operations: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Galputs in South Africa and Kwango River Project in the DRC.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

Rockwell requires additional financing in order to continue in business as a going concern, the availability of which is uncertain.

Rockwell requires additional financing to fund its operations. At February 29, 2008, the Company had a working capital of $26,094,261 compared to a working capital of $26,742,798 at May 31, 2007.

The Company has estimated that it will have adequate funds from existing working capital to meet our corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Any additional equity financing that Rockwell undertakes could be dilutive to existing shareholders, and any debt financing that Rockwell undertakes could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

Management recognizes that the group will need to generate additional financial resources in order to discharge its liabilities and achieve its planned business objectives. Since the operations of Rockwell have been primarily funded through funds raised from equity financing, the group’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company is in production from its operating properties and has been successful in obtaining its required financing in the past, there is no assurance that raising funds from these sources will be successful or, if successful, will be sufficient to support the group’s operations and exploration activities in the future.

There is no guarantee of title to Rockwell's properties.

Although Rockwell has obtained the usual industry standard title reports with respect to its properties, this should not be construed as a guarantee of title. Properties may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in Rockwell's interest therein.

Surveys have not been performed on all the properties.

Not all of Rockwell's properties have been surveyed and, accordingly, the precise location of the boundaries of the properties and ownership of mineral rights on specific tracts of land comprising the properties may be in doubt. It is therefore possible that if Rockwell discovers a mineral deposit near the boundary of one of its properties, such mineral deposit may end up being outside the boundary of its property and therefore not owned by Rockwell.

Some of Rockwell's directors and officers serve on the boards of other exploration companies, which could potentially give rise to conflicts of interest.

Some of Rockwell's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) and applicable law.

The loss of any of Rockwell's key management employees could have a material adverse effect on Rockwell's business.

The nature of Rockwell's business and Rockwell's ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell's development now and in the future will depend on the efforts of key management figures, such as John W. Bristow, Rockwell's Chief Executive Officer, and Dominique de la Roche, Chief Financial Officer. The loss of any of these key people could have a material adverse effect on Rockwell's business. Rockwell does not currently maintain key-man life insurance on any of its key employees.

Rockwell's properties are located in South Africa, the Democratic Republic of the Congo, and Chile and its operations there may be affected by varying degrees of political and economic uncertainties.

Rockwell's properties are located in South Africa and the Democratic Republic of the Congo (the “DRC”) and Chile, and mineral exploration and mining activities in these countries may be affected in varying degrees by political stability and economic uncertainties. Operations also may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The DRC has been the subject to significant political and civil unrest. In 1992, the DRC completed a transition to multi-party democracy after a long history of one-party Marxist rule. However, the 1990s were subject to periods of violent civil unrest, including a low-level guerrilla war waged against the government by a group known as the "Ninjas" in the Pool region of the country. The DRC has remained stable and calm since the signing of a peace accord with the Ninjas in March 2003.

In March 2006, the World Bank and International Monetary Fund ("IMF") approved Heavily Indebted Poor Countries decision point treatment for the DRC. However, the IMF and World Bank noted that the DRC needed to address serious concerns about governance and financial transparency in order to qualify for completion point and irrevocable debt relief. Any resources that are freed by interim debt relief granted to Congo must be used for poverty reduction under a reform program closely monitored by the international financial institutions.

There is no assurance that Rockwell's operations in the DRC will not be affected in the future by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore and operate its properties or that government regulations will not be changed in a way that will adversely affect Rockwell's operations in the country. Any shifts in political or economic conditions, and any changes to government regulations relating to the mining industry and foreign investors in Chile are beyond the control of Rockwell and may adversely affect its business.

South African government empowerment initiatives may adversely affect Rockwell's ability to obtain or maintain permits and licenses for mining rights in South Africa.

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African Government has initiated certain government empowerment initiatives.

In October 2002, the South African government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004. The South African government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African government and the South African courts could adversely affect the business of Rockwell and its results of operations and its financial condition.

Absence of dividends

Rockwell has paid no dividends on its shares since incorporation, and does not anticipate doing so in the foreseeable future.

Rockwell is subject to potentially volatile exchange rate fluctuations

Rockwell conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that Rockwell’s operations in South Africa are almost entirely paid for in South African Rand, which has historically devalued against the United States dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar. The strength in the South African Rand, if it continues, will negatively impact the potential profitability of Rockwell’s mining operations.

Rockwell expects to be a passive foreign investment company, which could have consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Rockwell expects to be a passive foreign investment company ("PFIC") for the current fiscal year, that it may also have been a PFIC in prior years, and that it may also be a PFIC in subsequent years. If Rockwell is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Rockwell. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Rockwell's net capital gain and ordinary earnings for any year in which Rockwell is a PFIC, whether or not Rockwell distributes any amounts to its shareholders.

Rockwell's stock is a penny stock. Trading of Rockwell's stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell Rockwell's stock.

Because the market price for Rockwell's shares is less than US$5.00, its securities are classified as "penny stock". For transactions involving a penny stock, brokers or dealers are required to approve a previous account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stock. The broker or dealer must also deliver certain information to investors on penny stock, including disclosure concerning the risks associated with penny stock, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in Rockwell's securities, which may result in less liquidity for Rockwell's stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell Rockwell's stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the National Association of Securities Dealers (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit your ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a significant number of outstanding options and warrants, the exercise of which could result in significant equity dilution.

At February 29, 2008, Rockwell had a significant number of share purchase options (7,462,000) and warrants (161,379,154), which will likely act as an upside damper on the trading price range of Rockwell's shares. The underlying shares issuable upon exercise of these securities represent approximately 75% of Rockwell's currently issued shares.

ITEM 6	DIVIDENDS

The Company has paid no dividends in any of the two fiscal years ending May 31, 2006 and 2007 or for the nine months ending February 29, 2008. The Company does not pay dividends and has no plans to do so in the foreseeable future.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

Rockwell's share capital consists of one class of no par value common shares.

Common Shares

There are unlimited common shares authorized and 223,755,854 common shares without par value were issued and outstanding as fully paid and non-assessable as of February 29, 2008. As of May 31, 2007, there were 186,976,219 common shares issued and outstanding as fully paid and non-assessable.

There has been one change in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years ended February 29, 2008. All common shares of Rockwell rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Rockwell. Rockwell’s securities have not received any ratings from any rating organization

ITEM 8	MARKET FOR SECURITIES

Rockwell’s common shares are listed and posted for trading in Canada on the TSX under the symbol RDI. Until February 2008, Rockwell’s common shares traded in Canada on the TSX Venture Exchange. Rockwell’s common shares are posted for trading in the United States on the OTCBB under the symbol RDIAF. Commencing November 2007, Rockwell’s common shares have traded in the Republic of South Africa on the Johannesburg Stock Exchange (JSE) under the symbol RDI.

The following table shows the historical high and low trading prices and average daily trading volume of the common shares of Rockwell on the Toronto Stock Exchange (TSX), TSX Venture Exchange, JSE and the OTCBB for the periods listed.

	RDI.TO (in CAD)			RDIAF.OB (in USD)			RDI.JSE (in ZAR)
			Avg			Avg			Avg
	High	Low	Volume	High	Low	Volume	High	Low	Volume
Last twelve
months
May-08	$0.55	$0.42	401,600	$0.55	$0.35	3,500	375	333	265,300
Apr-08	$0.50	$0.45	54,400	$0.70	$0.45	11,800	400	350	120,900
Mar-08	$0.64	$0.45	168,000	$0.60	$0.48	10,500	425	400	55,400
Feb-08	$0.59	$0.50	70,300	$0.64	$0.30	2,600	425	400	8,600

Jan-08	$0.67	$0.54	163,400	$0.68	$0.30	8,200	450	420	3,000
Dec-07	$0.64	$0.56	760,300	$0.71	$0.55	2,400	450	420	7,800
Nov-07	$0.70	$0.55	261,200	$0.73	$0.55	18,100	440	440	120,900
Oct-07	$0.70	$0.61	364,100	$0.74	$0.60	6,300
Sept -07	$0.71	$0.58	730,900	$0.65	$0.55	4,400
Aug-07	$0.75	$0.62	372,500	$0.72	$0.60	9,100
July-07	$0.80	$0.68	191,000	$0.75	$0.59	8,300
June-07	$0.70	$0.60	355,600	$0.66	$0.57	7,700
May-07	$0.78	$0.58	266,500	$0.70	$0.54	22,100

ITEM 9	ESCROWED SECURITIES

There are no shares of Rockwell held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and senior officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Rockwell are as follows. Except where indicated, each director and senior officer of Rockwell has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and Country of Residence	Period a Director of Rockwell	Securities Beneficially Owned or Controlled(1)
D. Mark Bristow [4,5] Director Johannesburg, South Africa	Since March 2007	1,117,000 Common Shares 1,177,000 Warrants 450,000 Options
John Bristow President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	Nil Common Shares 600,000 Options Nil warrants
Rene Carrier [2,3] Director West Vancouver, British Columbia, Canada	Since April 1993	258,359 Common Shares 300,000 Options 50,000 Warrants
David Copeland [4,5] Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,224,373 Common Shares 500,000 Options 192,000 Warrants
Scott Cousens [3,4] Director Vancouver, British Columbia, Canada	Since November 2000	3,242,436 Common Shares 450,000 Options 6 977,000 Warrants 9
Dominique de la Roche Chief Financial Officer and Director Johannesburg, South Africa	Since May 2007	Nil Common Shares 300,000 Options
Douglas Silver [2] Director Englewood, Colorado, United States of America	Since March 1998	Nil Common Shares 300,000 Options Nil Warrants
Patrick Bartlett [2,3,4,5] Director Pretoria Gauteng, South Africa South Africa	Since September 2007	Nil Common Shares Nil Options Nil Warrants

Notes:

1.

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and are based on insider reports filed on www.sedi.ca as at May 28, 2008.

2.	Member of the Audit Committee
3.	Member of the Nominating and Governance Committee
4.	Member of the Compensation Committee
5.	Member of the Technical Committee
6.	Mr. John Bristow, Mr. Mark Bristow, Mr. Carrier, Mr. Copeland, Mr. Cousens, and Mr. Silver each hold options to purchase common shares at $0.62 per share expiring on September 24, 2012
7.	Mr. De la Roche holds options to purchase common shares at $0.68 per share expiring on July 10, 2010
8.

Share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009

At the annual general meeting held in November 22, 2007, all directors listed above were re-elected to a term of office expiring at the next annual general meeting of Rockwell, which is currently scheduled for August 21, 2008. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of Rockwell’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a

1996 administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”). HDI is a private company owned equally by nine public companies including Rockwell. HDI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors however there are certain services agreements in place with respect to these persons which will affect any termination of services.

Principal Occupations and Other Information about Rockwell’s Directors and Management

DAVID COPELAND, P.Eng. – Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

DR. JOHN BRISTOW – President, Chief Executive Officer, Chief Operating Officer and Director

John Bristow holds a PhD degree in geology from the University of Cape Town and has over 30 years experience in the diamond business, encompassing the exploration, evaluation, and mining of kimberlite and alluvial diamond deposits in Africa and internationally. His career began with De Beers in 1983 in Kimberley and moved to Johannesburg in 1990 where he was Manager of the Anglo American Research Laboratories, prior to establishing an independent international diamond consultancy in 1994.

He was employed by the Anglo American and De Beers Group of companies for 12 years from 1983 –1994. He served as Head of International Research with De Beers in Kimberley (South Africa), and was subsequently Head of the Geology Laboratory at the Anglo American Research Laboratories in Johannesburg. Thereafter he moved to the New Projects Division of the Anglo American Research Laboratories.

In 1994 John started an international diamond consultancy, and helped establish the Minerals and Energy Policy (MEPC) Johannesburg. This non-Governmental Organization (NGO) was created to build capacity in minerals and mining skills amongst previously disadvantaged role players. In 1996 he raised Cdn$3 million for the MEPC minerals and mining capacity building program.

During 1996 – 1997 he served as technical director to Moonstone Diamonds (an Australian junior), and from 1996 - 1998 was diamond analyst for financial securities company Huysamer Stals - ABN – Amro.

In 1998 John played a key role in creating and listing successful alluvial diamond producer Gem Diamond Mining Corporation on the Johannesburg Stock Exchange, in which Tokyo Sexwale’s Mvelaphanda Diamonds subsequently acquired an interest. Gem Diamonds Saxendrift mining operation consistently produced amongst the worlds highest value alluvial diamonds, and was merged with the

Trans Hex Group in 2000.

From 2002 he was a Director and CEO of Kalahari Diamonds Limited and its subsidiary Sekaka Diamonds (Pty) Limited in Botswana until Kalahari was merged with Petra Diamonds in late 2005.

He has provided consulting and contracting services to the local and international minerals industry, specializing in diamonds, and has considerable local (Southern African and African) and international experience in the exploration, prospecting, evaluation and mining of kimberlites, and land and marine alluvial diamond deposits. He has wide ranging management and corporate experience, and has been active in Black Empowerment business ventures in South Africa.

Most recently he was CEO of Kalahari Diamonds plc in Botswana, which successfully merged with Petra Diamonds in 2005. Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Oropa Limited	Director	December 2000	April 2004
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	Present
	Chief Executive Officer	September 2007	Present

DOMINIQUE DE LA ROCHE – Chief Financial Officer and Director

Dominique de la Roche is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA), and a Higher Diploma in Tax from UNISA. He completed his articles at Price Waterhouse, and subsequently worked for Vaal Reefs Exploration & Mining Company (Anglo American), Standard Corporate and Merchant Bank in Johannesburg, and BCL (Ltd) in Botswana and was Financial Director at Kairos Industrial Holdings/Witbank Brickworks.

Mr. de la Roche has extensive operational experience in the senior and junior mining sectors, finance and corporate environments, as well as expertise in the South African mining taxation regime. He has gained past working experience in mining activities and legislative environments within different southern African countries.

Mr. de la Roche replaced Jeffrey Mason as CFO and joined the Board of Directors effective September 26, 2007. Mr. de la Roche is not a director of any other public company.

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Chief Financial Officer	May 2007	Present
	Director	September 2007	Present

DR. PATRICK BARTLETT – Director

Dr. Bartlett, a geologist and mining engineer with extensive experience in exploration evaluation and mining of alluvial diamond and kimberlite deposits, joined the Board of Directors as an Independent Director on September 26, 2007.

Patrick Bartlett holds a BSc Honours degree from Rhodes University, and MSc in Minerals Exploration from London University, a BA in Economics and Communications from the University of South Africa, and a PhD in Mining Engineering from the University of Pretoria. He worked for De Beers for some 38 years and during that time gained experience in the evaluation and development of West Coast alluvial diamond deposits, undertook feasibility work of the Jwaneng mine in Botswana and other diamond mines, was the mine geologist of the Kimberley Central Mines, and later was the Chief geologist of the Cullinan diamond mine.

Mr. Bartlett has extensive experience in grade control, size frequency analysis and mineral resource management, and processing and recovery methods as applied to diamond deposits. He is an internationally recognized expert on block cave mining methods and since his retirement from De Beers in 2003, he has consulted to many of the world leading diamond and base metal mining companies.

Mr. Bartlett is a director of Rockwell Diamonds Inc. since September 2007. He has not been an officer or director of any other public companies in the past five years.

DR. MARK BRISTOW – Director

Dr. Mark Bristow was appointed to the Rockwell Diamonds Inc. Board of Directors in December 2006. Dr. Bristow comes to Rockwell with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed Managing Director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep, Limited; Blyvooruitzicht Gold Mining

Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

Dr. Bristow has been CEO of Randgold Resources, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Midway Resources Int’l.	Director	November 2005	Present
Randgold Resources Limited	CEO and Director	August 1995	Present
Rockwell Diamonds Inc.	Director	December 2006	Present

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

DOUGLAS SILVER – Director

Douglas Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver has been a director of Rockwell since March 1998 and is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	March 1998	Present
International Royalty Corporation	Chairman and CEO	February 2005	Present
Mirasol Resources Ltd	Director	February 2005	Present

ITEM 11	PROMOTERS

Not applicable.

ITEM 12	LEGAL PROCEEDINGS

The Company is not involved in any outstanding litigation or legal proceedings and to the knowledge of the management of the Company, no material legal proceedings involving the Company or its subsidiaries are contemplated.

ITEM 13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Rockwell. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Certain of the Company’s senior management are employed by HDI rather than by Rockwell directly.

ITEM 14	TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada (Vancouver) and Computershare Investor Services 2004 (Pty) Ltd. (Johannesburg) are the co-transfer agents and co-registrars for the common shares of Rockwell Diamonds Inc.

ITEM 15	MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Rockwell Diamonds Inc. for the nine months ending February 29, 2008 or before the financial ended May 31, 2007 but which are still in effect are the following:

(a)	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets.

(b)	Acquisition Agreement to acquire between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine.

(c)

Acquisition Agreement amongst Rockwell Diamonds Inc., Hunter Dickinson Inc. and Jeffrey Brian Brenner, Robert Pinkas Blau, Larry Lipschitz, Dennis Mark Bristow, John Bristow, Leslie Johnston, Gabriel Rousseau Malan, Ira Sasha Epstein and Jester Investment Trust for the purchase of the common shares of Durnpike Investments (Proprietary) Limited.

(d)	Contractor Agreement between Galputs Minerale (Proprietary) Limited and Durnpike Investments (Proprietary) Limited.

The material contracts are available for review on the SEDAR website located at www.sedar.com.

ITEM 16	INTERESTS OF EXPERTS

Dr Tania Marshall, Pr.Sci.Nat., Mr Glenn Norton, Pr.Sci.Nat., Ms CA Telfer, Pr.Sci.Nat., Mr A. Clay, Pr.Sci.Nat., and Mr. N. McKenna, Pr.Sci.Nat., are persons who:

(a)

are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him or her.

Dr Marshall, Mr Norton, Ms Telfer, Mr Clay and Mr McKenna have interest in the common shares of the Company, directly or indirectly, or through stock options, that represent less than 1% of the Company's outstanding share capital.

ITEM 17	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Rockwell's Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the May 2007 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.	CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of February 29, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

ITEM 20.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Messrs. Rene G. Carrier, Douglas Silver and Patrick Bartlett. Mr. Carrier, Mr. Silver and Mr. Bartlett are independent members of the audit committee. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.rockwelldiamonds.com.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	February 29, 2008	May 31, 2007
Audit Fees	$150,000	$214,400
Audit-Related Fees(1)	130,000	NIL
Tax Fees	7,500	$3,500
All Other Fees	-	NIL
	$287,500	$220,900

Note:

(1) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Management of the Company requests approval from the audit committee for all audit and non-audit services to be provided by the Company's auditors. The audit committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.	OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 22.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations (1)	16.9m	8.4m	8.5m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(1) The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 7.91 ZAR.